1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 7, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Applies for 12-inch Wafer Fab and Design Service Center in China

Hsinchu, Taiwan, R.O.C. – December 7, 2015 - TSMC (TWSE: 2330, NYSE: TSM) today submitted an application to the Investment Commission of Taiwan’s Ministry of Economic Affairs for an investment project to build a wholly-owned 12-inch wafer manufacturing facility and a design service center in Nanjing, China.

The planned capacity of the facility is 20,000 12-inch wafers per month , and would be scheduled to begin volume production of 16nm process technology in the second half of 2018. The design service center is aimed at establishing TSMC’s design ecosystem in China. TSMC will commence the investment project upon receiving the approval from the Investment Commission.

“In view of the rapid growth of the Chinese semiconductor market, we have decided to establish a 12-inch wafer fab and a design service center in China to provide closer support to our customers there and to further expand our business opportunities,” said TSMC Chairman Dr. Morris Chang.

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com